July 8, 2025

Hongyan Yu
Chief Executive Officer
Cybriatech Inc
B2, 6/F, Phase-2 Hang Fund Industrial Building
2G, Hok Yuen Street, Hung Hom, Kowloon
Hong Kong

       Re: Cybriatech Inc
           Registration Statement on Form S-1
           Filed June 10, 2025
           File No. 333-287896
Dear Hongyan Yu:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed June 10, 2025
Cover Page

1. Please revise your cover page and elsewhere as appropriate throughout the registration statement to reflect the percentage voting power that your CEO, Mr. Yu, will continue to hold if all 2,000,000 shares are sold in this offering. We note your statement that
       Mr. Yu will hold 75% of the stock. Additionally, for clarity revise your statements to make clear that Mr. Yu currently controls 100% of the voting power of your
       company. Last, please revise to briefly describe the substantial voting power and control over certain corporate matters that Mr. Yu will have (e.g., election of the board of directors). Consider a cross-reference to your risk factor on page 7 beginning
       "Our President, Hongyan Yu, owns and controls 100% of the voting power
.... ."
2. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but, if true, a Nevada holding company with operations conducted
 July 8, 2025
Page 2

       by subsidiaries based in China and operating in Hong Kong and that this structure involves unique risks to investors. Disclose that investors may never hold equity interests in the Chinese operating company. Additionally, please disclose whether operations conducted by your subsidiaries are through contractual arrangements with a variable interest entity(ies) based in China and that, regardless, this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law
       prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. To the extent there is a VIE structure, we may have additional comments. Alternatively, if true, please state that your corporate structure does not include VIEs. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.
       Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
3. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of your operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory
       actions by China   s government, such as those related to data security
or anti-
       monopoly concerns, have or may impact the company   s ability to conduct
its
       business, accept foreign investments, or list on a U.S. or other foreign exchange. We note you intend to seek OTCQB quotation. Please disclose the location of
       your auditor   s headquarters and whether and how the Holding Foreign
Companies
       Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page. Last, provide cross-references to the individual risk factors identified on the cover page.
4. Clearly disclose your corporate structure, including identifying how you will refer to the holding company and any subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
 July 8, 2025
Page 3
5. Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable.
6. To the extent you have cash management policies that dictate how funds are transferred between you and your subsidiaries, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies
       (e.g., whether they are contractual in nature, pursuant to regulations, etc.);
       alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.
Prospectus Summary, page 1

7. In your summary of risk factors, disclose the risks that your corporate structure and
       being based in or having the majority of the company   s operations in
China poses
       to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and
       the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
       based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For each PRC-related summary risk factor, provide a cross-reference to the relevant individual detailed risk factor.
8. Disclose each permission or approval that you and/or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you and/or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC), and state affirmatively whether you have received all requisite permissions or approvals and
       whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you and/or your subsidiaries:
(i) do not
       receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
9. Provide a clear description of how cash is transferred through your organization.
       Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify
 July 8, 2025
Page 4

       any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
       investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and
       U.S. investors.
10. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals from PRC governmental agencies to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained. Risks Relating to Doing Business in Hong Kong
All our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws..., page 9

11. Please revise the last paragraph of this risk factor to state specifically that given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
       based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
12. Please revise your disclosure to state whether your sole officer and director is located
       in the PRC/Hong Kong. Separately, include a separate    Enforceability
 section,
       consistent with Item 101(g) of Regulation S-K, and a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals (i.e., it will much more difficult to take these actions) and revise your risk factor disclosure to address the same.
We face a risk that changes in the policies of the PRC government could have a significant impact..., page 10

13. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking
       to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
14. We note that the CSRC recently published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to this transaction, whether you and relevant parties to this transaction have complied with your obligations under the Trial
       Measures, and the risks to investors of non-compliance. We note your statement here
 July 8, 2025
Page 5

       that you "are not subject to permission requirements from the CSRC." Please expand your discussion to briefly discuss how/why the Trial Measures do not apply to you as applicable.
Management's Discussion and Analysis, page 21

15. Please provide an analysis of the results of operations for the period from December
       15, 2023 (inception) to November 30, 2024. Refer to Item 303(b) of Regulation S-K.
Description of Business, page 24

16. Please revise your disclosure here and elsewhere as appropriate, to briefly expand your discussion regarding your current and planned business, including your target market and customers (i.e., specific industry focus, market size, nature of business etc.). In this regard, we note that for the three months ended February 28, 2025, revenue was generated from two customers. To the extent that you have agreements with your customers, please revise to state as much and if applicable, file such agreements as exhibits. If you have not entered into any agreements with customers, please state as much.
Overview of Current Operations, page 24

17. Please revise your disclosure here and elsewhere as appropriate to discuss briefly but in greater detail the various consulting services you provide or intend to provide. To the extent that any services are aspirational, please revise to state as much. In your description, consider the use of examples or other illustration so investors may better understand your specific business operations and activities.
Executive Compensation
Summary Compensation Table, page 36

18. Please revise to include the 6,000,000 shares of restricted common stock issued to your Chief Executive Officer on September 23, 2024.
Exhibits to Registration Statement
Consent of Independent Accounting Firm, page II-2

19. Please have your auditor revise their consent to refer to the use of the report in the registration statement, rather than to its "incorporation by reference."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 July 8, 2025
Page 6

       Please contact Abe Friedman at 202-551-8298 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Cara Wirth at 202-551-7127 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services